August 10, 2015

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn:	Division of Corporation Finance,

Re:	Cinjet , Inc.
Information Statement on Schedule 14C July 30, 2015
File No. 000-53635

Dear Ladies and Gentlemen:

At the request of Cinjet, Inc., (the “Company”), we are responding to the oral comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) concerning the typographical error contained on Table on Page 7, relating to the Information Statement on Schedule 14C filed with the Commission July 30, 2015 (the “14C”). We have filed simultaneously Amendment No. 2 to the 14C and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the 14C.

In that regard, please be advised that the typographical error appearing in the Table on Page 7 has been corrected in accordance with the Staff’s comments.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group APC

By:	/s/ Brad Bingham